EXHIBIT 99.1
GOLUB CAPITAL PRIVATE CREDIT FUND
(THE “COMPANY”)
INVESTOR PRIVACY NOTICE

Maintaining the confidentiality of the personal information of our current and prospective investors is one of our highest priorities. This notice sets forth the type of personal information we collect, how that information is used by us, and how we protect your personal information.
In this Investor Privacy Notice, “we”, “us” and “our” refers to the Company and GC Advisors LLC and its or their affiliates or delegates

HOW AND WHY WE COLLECT PERSONAL INFORMATION

1. Collection.
Personal information may be collected from investors in order to comply with legal and regulatory requirements. Information may be collected from any of the following sources:
a.From You: We collect information from investors when they enter into a subscription agreement with the Company. We may also collect information from investor questionnaires, W-9’s and other applications or forms that investors complete. This information may include items such as an investor’s name, address, e-mail address, social security number, birth date, annual income, net worth, marital status, and investment risk tolerance. If an investor indicates he or she has a spouse or partner, his/her personal and financial account information may also be requested. In order to establish the legitimacy of the subscribing entity, as well as capacity and authority of controlling person(s), we may request copies of organizational documents.

b.From Transactions: If an investor invests in the Company, we keep records relating to the investor’s interest in the Company.

c.From our Website: If investors visit GC Advisors’ website, we may collect the contact details and other information that investors provide directly to us and we may track the amount of time each investor spends on our site, the parts of our site visited and other technical information. We use this information to improve the functionality of our website.
2. Use of Personal Information

Investors’ personal information is collected and maintained by us so that we may fulfill our legal and regulatory requirements.

DISCLOSURE OF PERSONAL INFORMATION
We do not, and do not intend, to sell or disclose personal information about current or former investors to nonaffiliated third parties except as set forth below. If in the future this policy changes investors will be notified and provided with an opportunity to opt out of such disclosure. We may share personal information of investors as follows:
a.We will reveal or share personal information where the law permits or requires it, such as for tax reporting purposes or pursuant to a court order, or to otherwise comply with applicable laws and regulations.
b.We may reveal or share personal information with our affiliates. Our affiliates include, for example, investment funds that are manage or over which GC Advisors or its affiliates have control.

c.We may reveal or share personal information with unaffiliated service providers such as brokers, fund administrators and transfer agents in connection with distributions or other transactions. An investor’s personal information may also be provided to attorneys, accountants or auditors in order to enable us to comply with legal and regulatory requirements.

PROTECTION OF YOUR PERSONAL INFORMATION
Our employees may, from time to time, have access to the personal information of investors in order to provide services to investors. All employees are subject to the terms of certain privacy policies and practices. We also maintain physical, electronic and procedural safeguards designed to protect nonpublic personal financial information.